ORTEX SECURITIES LLC

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 under the

Securities Exchange Act of 1934

For the year ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
08-70978

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ortex Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Park Place
                                        (No. and Street)

New York   **NY**   **10007**
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Hillerberg   **+442039709801**   peter@ortexsecurties.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
                        (Name – if individual, state last, first, and middle name)

A-94/8 Wazipur Industrial Area   **New Delhi**   **India**   **110052**
(Address)   (City)   (State)   (Zip Code)
02/10/2009   **3223**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Hillerberg_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ortex Securities LLC_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Peter Hillerberg_____

Title:
CEO_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ORTEX SECURITIES LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member(s) of ORTEX Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the ORTEX Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31,2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
March 31, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

ORTEX SECURITIES LLC

Statement of Financial Condition
For the Year Ended December 31, 2025

Assets	$
Cash and cash equivalents	18,789
Prepaid Assets	23,273
Total Assets	**42,062**
Liabilities and Member's Equity	
Liabilities	
Accrued Expense	4,179
Due to Related Party	3.807
Total Liabilities	**7,986**
Member's Equity	**34,076**
Total Liabilities and Member's Equity	**42,062**

See accompanying notes to financial statements

ORTEX SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

1. Nature of Operations

Nature of Operations

Ortex Securities LLC (the "Company") is a Delaware limited liability company incorporated on May 3, 2022. The Company is wholly owned by its parent, Ortex Technologies LTD (the "Parent"), a company incorporated in the United Kingdom.

The purpose of the Company is to carry on a general securities brokerage business. The transactions entered into on behalf of the Company's account holders are cleared by Apex Clearing Corporation ("the Company's Clearing Broker") on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of September,09,2022. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as overnight time deposits and short-term, highly liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2025, cash and cash equivalents consisted solely of cash.

Income Taxes

The Company complies with FASB ASC 740, income taxes. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

ORTEX SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

Revenue Recognition

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has a single reportable segment: to carry on a general securities brokerage business. The accounting policies of both segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for both segments and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

3. Related Party Disclosure

The Company has an existing expense sharing agreement with Ortex Technologies Ltd. Each monthly expenses, including utilities, technology and personnel are allocated based upon the agreed percentage agreed upon in the agreement for that month. Any direct costs incurred or recognized by the Company are paid directly by the Company or allocated 100% to the Company and are not included in the expenses sharing allocation. During the year ended December 31, 2025, expenses allocated totaled $19,761 of which $3,807 is due to the related parties.

4. Fair Value Measurements

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 - Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2- Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 - Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2025, The carrying value of short-term financial instruments, such as cash is recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and, where applicable, carry interest rates that approximate market rates. Under the fair value hierarchy, cash is classified as Level 1 and payables are classified as Level 2 Net Capital and Customer Protection Requirements

ORTEX SECURITIES LLC

Notes to Financial Statements
For the Year Ended December 31, 2025

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15:1. At December 31, 2025, the Company had net capital of $10,802 which was $5,802 in excess of its required capital of $532. The Company's ratio of aggregate indebtedness to net capital was 0.7394 to 1 as of December 31, 2025.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

6. Recently Issued Accounting Standards

The Company has evaluated the new guidance, and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

7. Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Subsequent Events

Management has evaluated the Company's events and transactions through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.

Notes to Financial Statements
For the Year Ended December 31, 2025

9. ASC 280 Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including broker or dealer retailing corporate equity securities over-the-counter, put and call broker or dealer or option writer, non-exchange member arranging for transactions listed securities by exchange member, and online brokerage services in equities, EFTS and options. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital detailed under Note 4, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies found under Note 1. The Company did not generate any revenue for the year. The significant expenses of the segments are reported on the accompanying income statement of this report.